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                            July 6, 2023

       Leo Lu
       Chief Executive Officer
       Bitfufu Inc.
       111 North Bridge Road, #15-01
       Peninsula Plaza, Singapore 179098

                                                        Re: Bitfufu Inc.
                                                            Amendment No. 10 to
Draft Registration Statement on Form F-4
                                                            Submitted June 16,
2023
                                                            CIK No. 0001921158

       Dear Leo Lu:

              We have reviewed your amended draft registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Notes to Consolidated Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Revenue recognition
       Cryptocurrency self-mining revenue, page F-61

   1. Your response to prior comment 13 in your December 9, 2022 letter, and your response to prior comment 10 in
your March 31, 2023 letter, indicate that BitFuFu consents to the online framework
service agreements provided by pool operators when BitFuFu sets up its accounts on their
websites. For your arrangements with each pool operator, please provide us with copies
of any such online framework service agreements. If the online framework service
agreements are publicly available, you may provide us with the URL address, but please
ensure your response adequately considers any relevant prior versions,
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany
July 6, 2023NameBitfufu Inc.
July 6,2 2023 Page 2
Page
FirstName LastName
         if applicable.

         In addition to these written online framework service agreements, please tell us whether the parties have approved any other agreements that you considered when identifying the contract with the customer in accordance with ASC 606 (e.g., side agreements or customized terms). If so, please provide copies of any such written agreements or a description of any agreements that were approved orally or in accordance with other customary business practices.
2.       You disclose on page 123 that    BitFuFu   s self-mining operations
utilize third-
         party mining pools, such as AntPool, Foundry and Poolin, to receive mining rewards from
         a given network   . Please confirm that these are the only third-party
mining pools that are
         used. If others are also used, please provide the names of such third-party mining pools.
         In addition, please provide the amount of revenue associated with each third-party mining pool for the fiscal year ended December 31, 2022 and through the most recent reporting dates in the interim period 2023.

3.       Your response to prior comment10 in your August 22, 2022 letter,
states that    BitFuFu
         and the pool operators have unconditional right to terminate the contract governing the
         pool participation at any time.    You subsequently stated in your
response 13 in your letter
         dated December 9, 2022, that    BitFuFu respectfully clarifies that it
does not believe the
         mining operators have an unconditional right to terminate the contract between the pool
         participants and the pool operators at any time.    However, you then
stated in your
         response 10 in your letter dated March 31, 2023, that    [e]ach
contract between BitFuFu
         and the mining pool operators is an at-will contract because the contract is terminable at
         any time by either party without penalty.    Please reconcile these
apparent discrepancies.
         Specifically, for each pool operator arrangement (Antpool, Foundry, Poolin, and any others, if applicable), does either Bitfufu or the pool operator have an unconditional right to terminate the contract at any time without penalty? In your response, please reference or describe the specific contractual clauses you considered when reaching your conclusion.

         If the pool operators do not, in fact, have an unconditional right to terminate the contract, please provide a detailed description of the factors you considered when determining whether Bitfufu would have legal recourse upon termination by the pool operator.For
         example, your letter dated December 9, 2022, states that    if AntPool
unilaterally
         terminates the service agreement without cause and does not give BitFuFu the opportunity to perform or continue to perform, BitFuFu believes it has a claim for expectation damage
         at a court of law.   Please elaborate on the factors considered in
reaching any such
         conclusions for AntPool and all other applicable pool operators.
4. In order to help us continue to evaluate your ASC 606 step four analysis for your cryptocurrency self-mining revenue, please describe your assessment of how the identified performance obligations are distinct in accordance with ASC 606-10-25-19 through 25-
 Leo Lu
Bitfufu Inc.
July 6, 2023
Page 3
       22. Please ensure your response includes your analysis of each of the criteria in ASC 606-
       10-25-19, as well as each of the factors in ASC 606-10-25-21.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                             Sincerely,
FirstName LastNameLeo Lu
                                                             Division of
Corporation Finance
Comapany NameBitfufu Inc.
                                                             Office of
Technology
July 6, 2023 Page 3
cc:       Andrei Sirabionian
FirstName LastName